Filed Pursuant to Rule 253(g)(2)

File No. 024-12455

APTERA MOTORS CORP.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated November 25, 2024 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and related supplements are available here:

https://www.sec.gov/Archives/edgar/data/1786471/000149315224047563/form253g2.htm.

SUPPLEMENT TO OFFERING CIRCULAR DATED NOVEMBER 25, 2024

THIS SUPPLEMENT IS DATED JANUARY 30, 2025

Aptera Motors Corp. previously disclosed that it had received a request from the U.S. Securities and Exchange Commission (the “Commission”) to preserve documents related to the company’s securities offerings and production, design, and manufacture of our vehicle relevant to an ongoing investigation. The company subsequently received a subpoena for documents from the Commission requesting certain of same documents as described in the preservation request. The company is cooperating with the investigation and intends to produce documents in response to the subpoena.

The Commission informed us that its investigation does not mean that it has concluded that anyone has violated the law and that receipt of the subpoena does not mean that the Commission has a negative opinion of any person, entity, or security. The company, however, can offer no assurances as to the outcome of this investigation or its potential effect, if any, on the company.

Accordingly, the section entitled “The Company’s Business – Legal Environment” is qualified by preceding information and the offering circular is supplemented with the following additional risk factor:

Risk Factors

The company is aware that it is the subject of an investigation from the Commission.

In January 2025, the company received a subpoena for documents from the staff of the Commission related to the company’s securities offerings and production, design, and manufacture of its vehicle relevant to an ongoing investigation. The company is cooperating with the investigation and intends to produce documents in response. The Commission informed the company that its investigation does not mean that it has concluded that anyone has violated the law and that receipt of the subpoena does not mean that the SEC has a negative opinion of any person, entity, or security. The company, however, can offer no assurances as to the outcome of this investigation or its potential effect, if any, on the company.

Responding to the subpoena, and any subsequent inquiries or legal proceedings, will require the dedication of management’s time and attention and may result in the incurrence of significant expenses, including legal, accounting, and other professional services fees. The company cannot predict the outcome of the investigation. While the company is cooperating fully, the possibility exists that the investigation could lead to legal proceedings. Such proceedings, if they occur, could have a material adverse effect on the company’s business, financial condition, results of operations, and cash flows.